Exhibit 17.2

RESIGNATION

I, Bruce Hellinga, the Secretary, Treasurer and a Director of Post Data, Inc., a Nevada corporation (“Company”), hereby tender and submit my resignation as Secretary, Treasurer and a Director of the Company, such resignation to be effective as of July 30, 2012.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Bruce Hellinga
Bruce Hellinga